Exhibit 99.8
James S. Voorhees
Glamis Gold Ltd.
5190 Neil Rd. Suite 310
Reno, NV 89502 USA
Phone 775-827-4600 / Fax 775-827-5044
CONSENT OF AUTHOR

TO:

Glamis Gold Ltd.	Nova Scotia Securities Commission
British Columbia Securities Commission	New Brunswick Office of the Administrator of
Alberta Securities Commission	Securities
Saskatchewan Securities Commission	PEI Provincial Affairs & Attorney General
Manitoba Securities Commission	Department of Government Services and
Ontario Securities Commission	Lands, Government of Newfoundland and
Authorité des marchés financiers du Québec	Labrador
The Toronto Stock Exchange
I, James S. Voorhees, do hereby consent to
a)	the previous filing by Glamis Gold Ltd. (the “Company”) of the technical report titled “Glamis Gold Ltd. — Marlin Project Technical Report” dated November 11, 2003 (the “Technical Report”) prepared for the Company under my direct supervision with the above securities regulatory authorities, and

b)	extracts from, or a summary of, the Technical Report in the information circular of the Company for the special meeting of shareholders to be held October 26, 2006 (the “Circular”).
I also certify that I have read the written disclosure in the Circular relating to the subject matter of the Technical Report and that it fairly and accurately represents the information in the Technical Report that supports such disclosure.
Dated this 25th day of September, 2006.

/s/ James S. Voorhees
Signature of Qualified Person

James S. Voorhees
Name of Qualified Person